Exhibit 99.1

COLOR STAR TECHNOLOGY CO., LTD.

800 3RD AVE, SUITE 2800, NEW YORK, NY, 10022

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD AT 8:00 PM ON JUNE 3, 2021 (CHINA TIME)

To the Shareholders of Color Star Technology Co., Ltd.

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Color Star Technology Co., Ltd. (the “Company” or “CSCW”) for use at the 2021 annual meeting of shareholders of the Company (the “Meeting”) and at all adjournments and postponements thereof. The Meeting will be held at Sofitel Haikou located at 105 Binhai Ave, Longhua District, Haikou, Hainan, China, June 3, 2021, at 8:00 pm China time (8:00 am Eastern Time), to consider and vote upon the following proposals:

1.	To elect Biao Lu, Lili Jiang, Long Yi, Yingxian Xiang and Hung-Jen Kuo (the “Director Nominees”) to serve on the Board until the next annual shareholders meeting and until their successors are duly elected and qualified;

2.	To ratify the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2021;

3.	To approve and adopt the Company’s 2021 Equity Incentive Plan;

4.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE NOMINEES LISTED ABOVE AND “FOR” EACH OF THE PROPOSALS.

Holders of record of the Company’s ordinary shares at the close of business on April 27, 2021 (the “Record Date”) will be entitled to notice of, and to vote at, this Meeting and any adjournment or postponement thereof. Each ordinary share entitles the holder thereof to one vote.

Your vote is important, regardless of the number of shares you own. Even if you plan to attend this Meeting in person, it is strongly recommended that you complete the enclosed proxy card before the meeting date, to ensure that your shares will be represented at this Meeting if you are unable to attend.

A complete list of shareholders of record entitled to vote at this Meeting will be available for ten (10) days before this Meeting at the principal executive office of the Company for inspection by shareholders during ordinary business hours for any purpose germane to this Meeting.

This notice and the enclosed proxy statement will be first sent or made available to shareholders on or about May 7, 2021.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares.

By Order of the Board,

/s/ Biao (Luke) Lu
Biao (Luke) Lu, Chief Executive Officer
(Principal Executive Officer)
Date: May 3, 2021

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” ALL OF THE NOMINEES LISTED ABOVE AND “FOR” EACH OF THE OTHER PROPOSALS.

i

COLOR STAR TECHNOLOGY CO., LTD.
PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

to be held on June 3, 2021, at 8:00 pm China time (8:00 am Eastern Time)

at Sofitel Haikou located at 105 Binhai Ave, Longhua District, Haikou, Hainan, China

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

Why am I receiving this proxy statement?

This proxy statement describes the proposals on which our Board would like you, as a shareholder, to vote at the Meeting, which will take place on June 3, 2021, at 8:00 pm China time (8:00 am Eastern Time), at Sofitel Haikou located at 105 Binhai Ave, Longhua District, Haikou, Hainan, China.

Shareholders are being asked to consider and vote upon proposals to (i) elect the Director Nominees to the Board to serve one-year terms, (ii) ratify the selection of Audit Alliance LLP as our independent registered public accounting firm for 2021, (iii) approve and adopt the Company’s 2021 Equity Incentive Plan, and (iv) transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

This proxy statement also gives you information on the proposals so that you can make an informed decision. You should read it carefully. Your vote is important. You are encouraged to submit your proxy card as soon as possible after carefully reviewing this proxy statement and its appendixes.

In this proxy statement, we refer to Color Star Technology Co., Ltd. as the “Company,” “we,” “us” or “our.”

Who can vote at this Meeting?

Shareholders who owned our Ordinary Shares on the Record Date may attend and vote at this Meeting. There were 90,356,629 ordinary shares outstanding on the Record Date. All ordinary shares shall have one vote per share. Information about the shareholdings of our directors, executive officers and significant shareholders is contained in the section of this Proxy Statement entitled “Security Ownership of Certain Beneficial Owners and Management” beginning on page 17 of this Proxy Statement.

What is the proxy card?

The card enables you to appoint Biao Lu and Lili Jiang as your representatives at this Meeting. By completing and returning the proxy card, you are authorizing these persons to vote your shares at this Meeting in accordance with your instructions on the proxy card. This way, your shares will be voted whether or not you attend this Meeting. Even if you plan to attend this Meeting, it is strongly recommended to complete and return your proxy card before this Meeting date just in case your plans change. If a proposal comes up for vote at this Meeting that is not on the proxy card, the proxies will vote your shares, under your proxy, according to their best judgment.

How does the Board recommend that I vote?

Our Board unanimously recommends that shareholders vote “FOR” each of the Director Nominees listed in proposal No. 1 and “FOR” each of proposals No. 2, 3, and 4.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Action Stock Transfer Corporation, you are a “shareholder of record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As the shareholder of record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the shareholder of record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Meeting.

How do I vote?

If you were a shareholder of record of the Company’s ordinary shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Each ordinary share that you own in your name entitles you to one vote, in each case, on the applicable proposals.

(1) You may submit your proxy by mail.  You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to this Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

●	as you instruct, and

●	according to the best judgment of the proxies if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

●	FOR each nominee for director;

●	FOR the approval of the appointment of Audit Alliance LLP as our independent registered public accounting firm for fiscal year end in June 30, 2021;

●	FOR the approval of the Company’s 2021 Equity Incentive Plan;

●	According to the best judgment of Mr. Lu and Ms. Jiang if a proposal comes up for a vote at the Meeting that is not on the proxy card.

(2) You may vote in person at the Meeting.  We will pass out written ballots to any shareholder of record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

●	sending a written notice to the Secretary of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

●	signing another proxy card with a later date and returning it to the Secretary before the polls close at this Meeting; or

●	attending this Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the shareholder desires to vote on a proposal will be voted in favor of each director and proposal presented to the shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at this Meeting.

What vote is required to elect the Director Nominees as directors of the Company?

The election of each nominee for director requires the affirmative vote of a plurality of the ordinary shares represented in person or by proxy and entitled to vote in the election of directors at the Meeting.

How many votes are required to ratify the appointment of Audit Alliance LLP?

The proposal to ratify the appointment of Audit Alliance LLP requires the affirmative vote of a majority of the votes properly cast in person or by proxy at the Meeting.

How many votes are required to authorize and approve the Incentive Plan?

The proposal to approve and adopt the Incentive Plan requires the affirmative vote of a majority of the votes properly cast in person or by proxy at the Meeting.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact Biao Lu or Lili Jiang at +86 10 82525361 or by sending a letter to the office of the Company at 800 3rd Ave, Suite 2800, New York NY 10022 with any questions about proposals described in this proxy statement or how to execute your vote.

PROPOSAL NO. 1 — ELECTION OF DIRECTORS

The nominees listed below have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for election as directors of the Company. Unless such authority is withheld, proxies will be voted for the election of the persons named below, each of whom has been designated as a nominee. If, for any reason not presently known, any person is not available to serve as a director, another person who may be nominated will be voted for in the discretion of the proxies.

Unless you indicate otherwise, shares represented by executed proxies in the form enclosed will be voted for the election of each nominee unless any such nominee shall be unavailable, in which case such shares will be voted for a substitute nominee designated by the Board.

Board Qualifications and Director Nominees

We believe that the collective skills, experiences and qualifications of our directors provide our Board with the expertise and experience necessary to advance the interests of our shareholders. While the Nominating and Corporate Governance Committee of our Board does not have any specific, minimum qualifications that must be met by each of our directors, the Nominating and Corporate Governance Committee uses a variety of criteria to evaluate the qualifications and skills necessary for each member of the Board. In addition to the individual attributes of each of our current directors described below, we believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business, exhibit commitment to enhancing shareholder value and have sufficient time to carry out their duties and to provide insight and practical wisdom based on their past experience.

The Director Nominees recommended by the Board are as follows:

Name	Age	Current Position
Biao Lu	46	Chairman of the Board and Chief Executive Officer
Lili Jiang	30	Chief Financial Officer and Director
Long Yi	44	Director
Yingxian Xiang	47	Director
Hung-Jen Kuo	48	Director

Information Regarding the Company’s Directors and Nominees

Biao Lu	Mr. Lu has been a member of the Board since July 17, 2020. He is an experienced veteran in the entertainment industry in China. He acted as a producer and a screenwriter for multiple Chinese films and TV series, including “Ocean Paradise,” “Happy Bureau,” “Stalker,” “I want to be Rich,” “Transformation Group,” “Lifetime with You,” etc. Mr. Lu also directed Guilty, his first film, in 2017. He has served as the Chief Executive Officer of Hong Kong War Tiger Pictures since 2017. From 2005 to 2017, Mr. Lu served as the Chief Executive Officer of Dong Xing Time International Culture. Mr. Lu is a certified artists’ agent in China. He received his bachelor’s degree from the Department of Music at Anhui Normal University, and studied Broadcasting & Television Editing and Directing at the Communication University of China. We believe that Mr. Lu is qualified to be our director because of his strong management experience.

Lili Jiang	Ms. Jiang has been serving as the Chief Financial Officer and Director of the Company since March 28, 2019. She had served as the Manager of the Overseas Medical Business Department of Aolan Health Management Co., Ltd (“Aolan”) from May 2016 to March 28, 2019. Prior to joining Aolan, Ms. Jiang was the Business Executive Assistant at the Australian Embassy in China from July 2011 to April 2016. She is a Certified Public Accountant in Australia. Ms. Jiang has a Bachelor’s degree in Accounting and Finance from Sydney Technical University in Australia, and a Master’s degree in Economics in Finance from University of New South Wales in Sydney, Australia. We believe that Ms. Jiang is qualified to be our director because of her credentials and experience in the finance area.

Long Yi

Mr. Yi has been a member of the Board since March 31, 2021. He has served as Chief Executive Officer and Chairman of the board of directors of Urban Tea, Inc. (Nasdaq: MYT) since January 26, 2018. Mr. Yi served as Chief Financial Officer and a board member of Bat Group, Inc. (Nasdaq: GLG) from January 2013 and June 2015, respectively, to June 2019. Mr. Yi was the senior financial manager in Sutor Technology Group Ltd. (Nasdaq: SUTR) from 2008 to 2012. Mr. Yi is a Certified Public Accountant in the State of Illinois. Mr. Yi received his Bachelor’s degree in Accounting from Northeastern University in September 1998 and a Master’s degree in Accounting and Finance from University of Rotterdam in June 2004. Mr. Yi also obtained a graduate diploma in accounting from McGill University in August 2006. We believe that Mr. Yi is qualified to be our director because of his experience with financial matters.

Mr. Yi serves as Chairman of the Audit Committee and a member of the Corporate Governance and Nominating Committee and Compensation Committee of the Board.

Yingxian Xiang

Ms. Xiang has been a member of the Board since September 21, 2020. She is an accomplished business leader with over twenty years of experience in E-business development, strategic marketing, product and project management with various companies, and with a recent focus on offline and online education. She cofounded Skytree Education Association in 2017 and has been serving as the president since then. From 2012 to 2016, Ms. Fang was the cofounder and CEO of DreamBox Education & Technology Corp., one of the most recognizable brands in international education in Shenzhen, China. From 2008 to 2010, Ms. Fang was Director of Strategic Marketing at Official Payments. Ms. Fang’s earlier experience includes her serving as Vice President in E-Business at CitiGroup from 2004 to 2008 and as a senior consultant at Blue Martini Solutions Inc. from 2001 to 2004. Ms. Fang received her Bachelor of Economics, International Business Administration with a second major of Chemical Engineering from East China University of Science and Technology. She also received her MBA (Master of International Business) from University of South Carolina. We believe Ms. Xiang is qualified to be our director because of her rich experience in both business and education fields.

Ms. Xiang serves as Chairwoman of the Compensation Committee, a member of the Audit Committee and the Nominating and Governance Committee of the Board.

Hung-Jen Kuo

Mr. Kuo has nearly more than 25 years of experience in the global securities fund investment & business management industry. He is currently the Executive President of Fosun Capital and CEO of Fosun Private Fund Management Company. Before joining Fosun Group, he was the head and director of the Securities Services Division of Deutsche Bank, China. Mr. Kuo previously served as the chief investment expert of Noah Group, the managing director of Gopher Assets Management. and the general manager of Gopher Public Fund. At the end of 2010, Mr. Kuo represented American Russell Investments and to participate in establishing Ping An Russell (Shanghai) Investment Management Company, one of the first private equity fund management companies in China. Mr. Kuo successfully introduced Russell’s investment MOM model to China, led investment research team building and business development, and issued China's first MOM product. Mr. Kuo joined Russell Investment's global Seattle headquarters in 2001, holding important various positions covering core departments such as investment management, research, and operations. In 1996, Mr. Kuo joined Aurora Group in Taipei as the assistant to CEO covering business strategies and IPO project and jointly managing Russell's investment global assets. Mr. Kuo holds a master's degree in finance from the University of Colorado and a bachelor's degree in business administration from Sun Yat-sen University in Taiwan. We believe that Mr. Kuo is qualified to be our director because of his corporate finance expertise.

Mr. Kuo serves as a member of the Audit Committee and Compensation Committee, and Chair of the Nominating and Corporate Governance Committee.

Qualifications for All Directors

In its assessment of each potential candidate, including those recommended by shareowners, the Nominating and Governance Committee considers the nominee’s judgment, integrity, experience, independence, understanding of the Company’s business or other related industries and such other factors as the Nominating and Governance Committee determines are pertinent in light of the current needs of the Board. The Nominating and Governance Committee also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to the Company.

The Board and the Nominating and Governance Committee require that each director be a recognized person of high integrity with a proven record of success in his or her field. Each director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all directors, the Board assesses intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of the Company’s current needs and business priorities. The Company’s services are performed in areas of future growth located outside of the United States. Accordingly, the Board believes that international experience or specific knowledge of key geographic growth areas and diversity of professional experiences should be represented on the Board. In addition, the Company’s business is multifaceted and involves complex financial transactions. Therefore, the Board believes that the Board should include some directors with a high level of financial literacy and some directors who possess relevant business experience as a Chief Executive Officer or President. Our business involves complex technologies in a highly specialized industry. Therefore, the Board believes that extensive knowledge of the Company’s business and industry should be represented on the Board. The Company’s business also requires compliance with a variety of regulatory requirements and relationships with various governmental entities. Therefore, the Board believes that governmental, political or diplomatic expertise should be represented on the Board.

Vote Required

Proposal No. 1 will be approved by a plurality of the total votes properly cast in person or by proxy at the Meeting by the holders of ordinary shares vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board unanimously recommends that you vote all of your shares “FOR” the election to the Board of all of the nominees described in this Proposal No. 1.

PROPOSAL NO. 2 — RATIFICATION OF THE APPOINTMENT OF AUDIT ALLIANCE LLP

The Audit Committee of the Board (the “Audit Committee”), which is composed entirely of independent directors, has selected Audit Alliance LLP, an independent registered public accounting firm, to audit our financial statements for the fiscal year ending June 30, 2021. Ratification of the selection of Audit Alliance LLP by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the 2021 Annual Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain Audit Alliance LLP, but may, in their discretion, retain Audit Alliance LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm:

	For the Year Ended June 30,
	2020	2019
Audit fees(1)	$165,000	$387,529
Audit related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	14,500	6,000
Total	179,500	393,529

(1)	“Audit fees” mean the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” mean the fees billed for review of response letter to a regulatory body.
(3)	“Tax fees” represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.
(4)	“All other fees” consist of the aggregate fees billed for products and services provided by our independent and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees. Included in such Other Fees were fees for services rendered by our independent auditor in connection with our private and public offerings conducted during such periods.

Under the Sarbanes-Oxley Act of 2002, all audit and non-audit services performed by our auditors must be approved in advance by our Audit Committee to assure that such services do not impair the auditors’ independence from us. In accordance with its policies and procedures, the Audit Committee pre-approved the restatement service performed by Audit Alliance LLP for our consolidated financial statements as of and for the year ended June 30, 2021.

The Company’s principal accountant, Audit Alliance LLP, did not engage any other persons or firms other than the principal accountant’s full-time, permanent employees.

Vote Required

Proposal No. 2 (The ratification of the appointment of Audit Alliance LLP) will be approved if a majority of the total votes properly cast in person or by proxy at the Meeting by the holders of our ordinary shares vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Unless marked to the contrary, the shares represented by the enclosed proxy card will be voted “FOR” the Plan.

Recommendation

The Board unanimously recommends that you vote all of your shares “FOR” the approval of the ratification of the appointment of Audit Alliance LLP as described in this Proposal No. 2.

PROPOSAL NO. 3 — APPROVAL OF THE 2021 EQUITY INCENTIVE PLAN

The Board has declared advisable, adopted and is submitting for shareholder approval, the Company’s 2021 Equity Incentive Plan (the “Plan”).  The purpose of the Plan is to attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in the Company, which interest may be measured by reference to the value of our ordinary shares.

If approved by the Company’s shareholders, the Plan will be effective as of April 23, 2021 (the date that the Company’s Board of Directors approved the Plan). Capitalized terms used but not defined in this Proposal No. 3 shall have the meaning ascribed to them in the Plan, a copy of which is attached hereto as Appendix A.  The following description is qualified in its entirety by reference to the Plan.

Description of the Plan

Administration.  Our Compensation Committee will administer the Plan. The Committee will have the authority to determine the terms and conditions of any agreements evidencing any Awards granted under the Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Plan. Our Compensation Committee will have full discretion to administer and interpret the Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable.

Eligibility.  Current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates are eligible to participate in the Plan. Our Compensation Committee has the sole and complete authority to determine who will be granted an award under the Plan, however, it may delegate such authority to one or more officers of the Company under the circumstances set forth in the Plan.

Number of Shares Authorized.  The Plan provides for an aggregate of Eight Million Five Hundred Thousand (8,500,000) ordinary shares to be available for awards.  If an award is forfeited or if any option terminates, expires or lapses without being exercised, the ordinary shares subject to such award will again be made available for future grant. Ordinary shares that are used to pay the exercise price of an option or that are withheld to satisfy the Participant’s tax withholding obligation will not be available for re-grant under the Plan.

Each ordinary share subject to an Option or a Share Appreciation Right will reduce the number of ordinary shares available for issuance by one share, and each ordinary share underlying an Award of Restricted Share, Restricted Share Units, Share Bonus Awards and Performance Compensation Awards will reduce the number of ordinary shares available for issuance by one share.

If there is any change in our corporate capitalization, the Compensation Committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under our Plan, the number of shares covered by awards then outstanding under our Plan, the limitations on awards under our Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

The Plan will have a term of ten years and no further awards may be granted under the Plan after that date.

Awards Available for Grant.  Our Compensation Committee may grant awards of Non-Qualified Share Options, Incentive (qualified) Share Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Share Bonus Awards, Performance Compensation Awards (including cash bonus awards) or any combination of the foregoing.

Options.  Our Compensation Committee will be authorized to grant Options to purchase Common Shares that are either “qualified,” meaning they are intended to satisfy the requirements of Code Section 422 for incentive share options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the Plan will be subject to the terms and conditions established by our Compensation Committee. Under the terms of the Plan, the exercise price of the Options will be set forth in the applicable Award agreement. Options granted under the Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by our Compensation Committee and specified in the applicable Award agreement. The maximum term of an option granted under the Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% shareholder).

Share Appreciation Rights. Our Compensation Committee will be authorized to award Share Appreciation Rights (or SARs) under the Plan. SARs will be subject to the terms and conditions established by our Compensation Committee. An SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An Option granted under the Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an Option. SARs granted in connection with an Option shall be subject to terms similar to the Option corresponding to such SARs. SARs shall be subject to terms established by our Compensation Committee and reflected in the Award agreement.

Restricted Shares.  Our Compensation Committee will be authorized to award Restricted Shares under the Plan. Our Compensation Committee will determine the terms of such Restricted Shares awards. Restricted Shares are ordinary shares that generally are non-transferable and subject to other restrictions determined by our Compensation Committee for a specified period. Unless our Compensation Committee determines otherwise or specifies otherwise in an Award agreement, if the participant terminates employment or services during the restricted period, then any unvested Restricted Shares are forfeited.

Restricted Share Unit Awards.  Our Compensation Committee will be authorized to award Restricted Share Unit awards. Our Compensation Committee will determine the terms of such Restricted Share Units. Unless our Compensation Committee determines otherwise or specifies otherwise in an Award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited.

Share Bonus Awards.  Our Compensation Committee will be authorized to grant awards of unrestricted Common Shares or other awards denominated in Common Shares, either alone or in tandem with other awards, under such terms and conditions as our Compensation Committee may determine.

Performance Compensation Awards.  Our Compensation Committee will be authorized to grant any award under the Plan in the form of a Performance Compensation Award by conditioning the vesting of the award on the attainment of specific levels of performance of the Company and/or one or more Affiliates, divisions or operational units, or any combination thereof, as determined by the Committee.

Transferability.  Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. Our Compensation Committee, however, may permit awards (other than incentive share options) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability Company whose partners or shareholders are the participant and his or her family members or anyone else approved by it.

Amendment.  The Plan will have a term of ten years. Our Board may amend, suspend or terminate the Plan at any time; however, shareholder approval to amend the Plan may be necessary if the law or the rules of the national exchange so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any Award without the consent of the participant or recipient.

Change in Control.  Except to the extent otherwise provided in an Award agreement or as determined by the Compensation Committee in its sole discretion, in the event of a Change in Control, all outstanding options and equity awards (other than performance compensation awards) issued under the Plan will become fully vested and performance compensation awards will vest, as determined by our Compensation Committee, based on the level of attainment of the specified performance goals.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under the Plan and the disposition of shares acquired pursuant to the exercise of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Options.  There are a number of requirements that must be met for a particular option to be treated as a qualified option. One such requirement is that Common Shares acquired through the exercise of a qualified option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of qualified options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before the later of two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to the Company for federal income tax purposes in connection with the grant or exercise of the qualified option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of a qualified option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by the Company for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an otherwise qualified option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the qualified option in respect of those excess shares will be treated as a non-qualified share option for federal income tax purposes.

No income will be realized by a participant upon grant of a non-qualified share option. Upon the exercise of a non-qualified share option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise. The Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Share.  A participant will not be subject to tax upon the grant of an award of restricted share unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted share becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will recognize taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will recognize taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Securities Exchange Act of 1934 (the “Exchange Act”)). The Company will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Share Units.  A participant will not be subject to tax upon the grant of a restricted share unit award. Rather, upon the delivery of shares or cash pursuant to a restricted share unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. The Company will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

SARs.  No income will be realized by a participant upon grant of an SAR. Upon the exercise of an SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. The Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Share Bonus Awards.  A participant will have taxable compensation equal to the difference between the fair market value of the shares on the date the Common Shares subject to the award are transferred to the participant over the amount the participant paid for such shares, if any. The Company will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m).  In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its principal executive officer and the three other officers (other than the principal executive officer and principal financial officer) whose compensation is disclosed in its proxy statement as a result of their total compensation, subject to certain exceptions. The Plan is intended to satisfy an exception with respect to grants of options to covered employees. In addition, the Plan is designed to permit certain awards of Options, Share Appreciation Right, restricted share, restricted share units, cash bonus awards and other awards to be awarded as performance compensation awards intended to qualify under the “performance-based compensation”

Vote Required

Proposal No. 3 (the approval and adoption of the Company’s 2021 Equity Incentive Plan) will be approved if a majority of the total votes properly cast in person or by proxy at the Meeting by the holders of our ordinary shares vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Unless marked to the contrary, the shares represented by the enclosed proxy card will be voted “FOR” the Plan.

Recommendation of the Board

The Board unanimously recommends that you vote all of your shares “FOR” the approval of the Plan as described in this Proposal No. 3.

OTHER MATTERS

Our Board knows of no other matter to be presented at the Meeting. If any additional matter should properly come before the Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their judgment on any such matters.

Corporate Governance

Our current corporate governance practices and policies are designed to promote shareholder value and we are committed to the highest standards of corporate ethics and diligent compliance with financial accounting and reporting rules. Our Board provides independent leadership in the exercise of its responsibilities. Our management oversees a system of internal controls and compliance with corporate policies and applicable laws and regulations, and our employees operate in a climate of responsibility, candor and integrity.

Corporate Governance Guidelines

We and our Board are committed to high standards of corporate governance as an important component in building and maintaining shareholder value. To this end, we regularly review our corporate governance policies and practices to ensure that they are consistent with the high standards of other companies. We also closely monitor guidance issued or proposed by the SEC and the provisions of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the emerging best practices of other companies. The current corporate governance guidelines are available on the Company’s website https://colorstarinternational.com/. Printed copies of our corporate governance guidelines may be obtained, without charge, by contacting the Corporate Secretary, Color Star Technology Co., Ltd., 800 3rd Ave, Suite 2800, New York, NY 10022.

The Board and Committees of the Board

The Company is governed by the Board that currently consists of five members. On August 7, 2009, the Board established three committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Each of these committees is comprised entirely of independent directors. From time to time, the Board may establish other committees. The Board has adopted a written charter for each of the committees which may be obtained, without charge, by contacting the Corporate Secretary, Color Star Technology Co., Ltd., 800 3rd Ave, Suite 2800, New York, NY 10022 or through our website at https://colorstarinternational.com/.

Prior to establishing the committees of the Board of Directors, our entire Board of Directors handled the functions that would otherwise be handled by each of the committees.

During the fiscal year ended June 30, 2020, the Board of Directors held 16 meetings. We do not have a policy with regard to Board members’ attendance at annual meetings of shareholders.

Governance Structure

Currently, our Chief Executive Officer is also our Chairman. The Board of Directors believes that, at this time, having a combined Chief Executive Officer and Chairman is the appropriate leadership structure for the Company. In making this determination, the Board of Directors considered, among other matters, the size of the Company as well as Mr. Lu’s experience and felt that his experience, knowledge, and personality allowed him to serve ably as both Chairman and Chief Executive Officer. Among the benefits of a combined Chief Executive Officer/Chairman considered by the Board of Directors is that such structure promotes clearer leadership and direction for our Company and allows for a single, focused chain of command to execute our strategic initiatives and business plans. We have not appointed a lead independent director for our Board of Directors.

The Board’s Role in Risk Oversight

The Board oversees that the assets of the Company are properly safeguarded, that the appropriate financial and other controls are maintained, and that the Company’s business is conducted wisely and in compliance with applicable laws and regulations and proper governance. Included in these responsibilities is the Board of Directors’ oversight of the various risks facing the Company. In this regard, the Board seeks to understand and oversee critical business risks. The Board does not view risk in isolation. Risks are considered in virtually every business decision and as part of the Company’s business strategy. The Board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for the Company to be competitive on a global basis and to achieve its objectives.

While the Board oversees risk management, Company management is charged with managing risk. The Company has internal processes and a strong internal control environment to identify and manage risks and to communicate with the Board. The Board and the Audit Committee monitor and evaluate the effectiveness of the internal controls and the risk management program at least annually. The Board implements its risk oversight function both as a whole and through Committees. Much of the work is delegated to various Committees, which meet regularly and report back to the full Board. All Committees play significant roles in carrying out the risk oversight function.

The Audit Committee oversees risks related to the Company’s financial statements, the financial reporting process, accounting and legal matters. The Audit Committee also oversees the Company’s ethics programs, including the Codes of Business Conduct. The Audit Committee members meet separately with representatives of the independent auditing firm.

The Compensation Committee evaluates the risks and rewards associated with the Company’s compensation philosophy and programs. The Compensation Committee reviews and approves compensation programs with features that mitigate risk without diminishing the incentive nature of the compensation. Management discusses with the Compensation Committee the procedures that have been put in place to identify and mitigate potential risks in compensation.

The Nominating and Governance Committee evaluates and identifies individuals qualified to become directors and determines composition of the board and its committees. The Nominating and Governance Committee also oversees the Company’s ethics programs, including the Codes of Business Conduct.

Independent Directors

Our Board has determined that the majority of the Board is comprised of “independent directors” within the meaning of applicable Nasdaq listing standards relating to Board composition and Section 301 of the Sarbanes-Oxley Act of 2002. Our independent directors are Long Yi, Yingxian Xiang and Hung-Jen Kuo.

Audit Committee

Our Audit Committee consists of Long Yi, Yingxian Xiang and Hung-Jen Kuo, each of whom is “independent” as that term is defined under the Nasdaq listing standards. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. Long Yi serves as our Audit Committee financial expert as that term is defined by Item 407 of Regulation S-K of the Exchange Act. The Audit Committee is responsible for, among other things:

●	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

●	reviewing with our independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act of 1933, as amended;

●	discussing the annual audited financial statements with management and our independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant internal control deficiencies;

●	annually reviewing and reassessing the adequacy of our Audit Committee charter;

●	meeting separately and periodically with management and our independent auditors; and

●	reporting to the full Board of Directors; and

●	such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time.

All members of the Audit Committee met by telephone or in person 1 time during the fiscal year ended June 30, 2020.

Our Audit Committee is governed by a written Audit Committee Charter. Our Board of Directors most recently reviewed and adopted an Audit Committee Charter at a meeting held on August 11, 2009. A copy of the Audit Committee Charter is available via our website at https://colorstarinternational.com/.

Compensation Committee

Our Compensation Committee consists of Long Yi, Yingxian Xiang and Hung-Jen Kuo, each of whom is “independent” as that term is defined under the Nasdaq listing standards. Our Compensation Committee assists the Board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The Compensation Committee is responsible for, among other things:

●	approving and overseeing the compensation package for our executive officers;

●	reviewing and making recommendations to the board with respect to the compensation of our directors;

●	reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating the performance of our Chief Executive Officer in light of those goals and objectives, and setting the compensation level of our Chief Executive Officer based on this evaluation; and

●	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

The Compensation Committee has sole authority to retain and terminate outside counsel, compensation consultants retained to assist the Compensation Committee in determining the compensation of the Chief Executive Officer or senior executive officers, or other experts or consultants, as it deems appropriate, including sole authority to approve the firms’ fees and other retention terms. The Compensation Committee may also form and delegate authority to subcommittees and may delegate authority to one or more designated members of the Compensation Committee. The Compensation Committee may from time to time seek recommendations from the executive officers of the Company regarding matters under the purview of the Compensation Committee, though the authority to act on such recommendations rests solely with the Compensation Committee.

Members of the Compensation Committee met by telephone or in person 2 times during the fiscal year ended June 30, 2020.

Nominating and Governance Committee

Our Nominating and Governance Committee consists of Yingxian Xiang, each of whom is “independent” as that term is defined under the Nasdaq listing standards. The Nominating and Governance Committee assists the Board of Directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The Nominating and Governance Committee is responsible for, among other things:

●	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

●	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to the board the directors to serve as members of the board’s committees; and

●	monitoring compliance with our code of business conduct and ethics.

Members of the Nominating and Governance Committee met by telephone or in person 2 times during the fiscal year ended June 30, 2020.

Code of Ethics

The Board has adopted a Code of Conduct and Ethics that applies to the Company’s directors, officers and employees. A copy of this policy is available via our website at https://colorstarinternational.com/. Printed copies of our Code of Ethics may be obtained, without charge, by contacting the Corporate Secretary, Color Star Technology Co., Ltd., 800 3rd Ave, Suite 2800, New York, NY 10022.

Shareholder Communication with the Board of Directors.

Shareholders may communicate with the Board, including non-management directors, by sending a letter to our Board of Directors, c/o Corporate Secretary, Color Star Technology Co., Ltd., 800 3rd Ave, Suite 2800, New York, NY 10022 for submission to the Board or a committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder of the Company. All communications received as set forth above will be opened by the Corporate Secretary or his designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the Board will be forwarded promptly to the chairman of the Board, the appropriate committee or the specific director, as applicable.

Director Compensation

The executive directors did not to receive any compensation for serving on the Board.  The following table represents compensation earned by our non-executive directors in fiscal year ended June 30, 2020.

	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Yan Zhang (1)	7, 694	-	-	-	-	-	7,694
Wei Pei (2)	26,619	-	-	-	-	-	26,619
Jiehui Fan (3)	1,583	-	-	-	-	-	1,583
Xiaoyuan Zhang (4)	13,828	-	-	-	-	-	13,828
Wei Fang (5)	8,400	-	-	-	-	-	8,400
Hung-Jen Kuo (6)	-	-	-	-	-	-	-
Yingxian (Elaine) Xiang (7)	-	-	-	-	-	-	-

(1)	On June 28, 2019, we entered into a director agreement with Ms. Yan Zhang, pursuant to which she is entitled to receive annual compensation of $10,000. Mr. Zhang resigned as a director on April 7, 2020.

(2)	On March 21, 2017, we entered into a director agreement with Mr. Wei Pei, pursuant to which he is entitled to receive annual compensation of $25,000. Mr. Pei salary was increased to $36,000 per annum effective May 8, 2020. Mr. Pei resigned as a director of the Company on August 12, 2020.

(3)	On June 12, 2018, we entered into a director agreement with Ms. Jiehui Fan, pursuant to which she is entitled to receive annual compensation of $30,000. Ms. Fan resigned as a director of the Company on July 19, 2019.

(4)	On July 19, 2019, we entered into a director agreement with Ms. Xiaoyuan Zhang, pursuant to which she is entitled to receive annual compensation of $10,000. Ms. Zhang’s salary was increased to $36,000 per annum effective May 8, 2020.

(5)	On April 7, 2020, Mr. Fang was appointed as a director of the Company. He is entitled to receive annual compensation of $36,000. Mr. Fang resigned as a director of the Company on September 21, 2020.

(6)	On August 12, 2020, we entered into a director agreement with Mr. Hung-Jen Kuo, pursuant to which he shall receive annual compensation of $36,000.

(7)	On September 21, 2020, we entered into a director agreement with Ms. Xiang, pursuant to which she receive annual compensation of $36,000.

Executive Officers

Our current executive officers are as follows:

Name	Age	Position
Biao Lu	46	Chairman and Chief Executive Officer
Lili Jiang	30	Chief Financial Officer and Director

Executive Compensation

Summary Executive Compensation Table

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our principal executive officer and our other most highly paid executive officer (the “named executive officers”) for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000 during the fiscal years ended June 30, 2020 and 2019.

						Plan	Deferred	All
Name and	Year			Stock	Option	Compensation	Compensation	Other
Principal	Ended	Salary	Bonus	Awards	Awards	Earnings	Earnings	Compensation	Total
Position	June 30	($)	($)	($)	($)	($)	($)	($)	($)
Xianfu Han,	2020	-	-	-	-	-	-	-	-
Former Chairman and CEO (1)	2019	270,000	-	-	-	-	-	-	270,000

Weili He, Former Vice	2020	-	-	-	-	-	-	-	-
Chairman, interim CFO and COO (2)	2019	270,000	-	-	-	-	-	-	270,000

Yang (Sean) Liu,	2020	30,000	-	329,550	-	-	-	-	359,550
VP of Technology (3)	2019			87,900					87,900

Lili Jiang,	2020	30,000	-	308,400	-	-	-	-	338,400
Director and CFO (4)	2019			87,900					87,900

Biao Lu	2020	-	-	-	-	-	-	-	-
Chairman and CEO (5)	2019	-	-	-	-	-	-	-	-

(1)	Mr. Han became our Chief Executive Officer on April 29, 2008. He was entitled to an annual salary of $300,000 for service as our Chief Executive Officer from July 1, 2014 to June 30, 2017 and increased to an annual salary of $360,000 from July 1, 2017 to June 30, 2020. Mr. Han resigned from his positions as CEO and Chairman on March 28, 2019.

(2)	Mr. He became our Chief Operating Officer on April 29, 2008, and became our Interim Chief Financial Officer on September 21, 2012. He was entitled to an annual salary to $300,000 for service as our Interim Chief Financial Officer from July 1, 2014 to June 30, 2017 and increased to $360,000 from July 1, 2017 to June 30, 2020. Mr. He resigned from his positions as Interim Chief Financial Officer, Chief Operating Officer, and Vice Chairman on March 28, 2019.

(3)	Mr. Liu became our Chief Executive Officer and Chairman on March 28, 2019. He was entitled to an annual compensation of 120,000 ordinary shares of the Company and annual salary of $120,000 beginning in April 1, 2020. On May 5, 2020, the Board amended the CEO compensation to be $120,000 per year plus 300,000 ordinary shares effective April 1, 2020. Mr. Liu resigned from his positions as CEO and Chairman on July 17, 2020. On the same date, Mr. Liu was appointed as our Vice President of Technology.

(4)	Ms. Jiang became our Chief Financial Officer and Director on March 28, 2019. She was entitled to an annual compensation of 120,000 ordinary shares of the Company. On May 8, 2020, the Board amended the CFO compensation to be $120,000 per year plus 120,000 ordinary shares effective April 1, 2020.

(5)	Mr. Lu became our Chief Executive Officer and Chairman on July 17, 2020. He is entitled to an annual compensation of 300,000 ordinary shares of the Company and a monthly salary of $6,000. Mr. Lu’s monthly salary was increased to $10,000 for the period of August 1, 2020 to September 30, 2020 and was then increased to $20,000, effective October 1, 2020.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of April 27, 2021 by:

●	each person or entity that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

●	each of our director nominees and executive officers individually; and

●	all of our director nominees and executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of June 3, 2021, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 90,356,629 ordinary shares outstanding as of April 27, 2021. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary Shares
Directors and Executive Officers:
Biao Lu, CEO and Chairman	300,000	*
Lili Jiang, CFO and Director	360,000	*
Long Yi, Director	-	*
Yingxian Xiang, Director	30,000	*
Hung-Jen Kuo, Director	30,000	*

All directors and executive officers as a group (five individuals)	720,000	*

Five Percent Holders:
Lei Zhang	6,560,318	7.3%
Chen Chen	5,633,000	6.2%

* - Less than 1%

OTHER INFORMATION

Shareholder Proposals

As a foreign private issuer, we are not required to accept shareholder proposals but welcome such proposals for the Board’s consideration or potential inclusion at share shareholder meetings. To be considered for inclusion in next year’s Proxy Statement or considered at next year’s annual meeting but not included in the Proxy Statement, shareholder proposals must be submitted in writing no later than September 31, 2021. All written proposals should be submitted to: the Corporate Secretary, Color Star Technology Co., Ltd., 800 3rd Ave, Suite 2800, New York, NY 10022.

Proxy Solicitation

The solicitation of proxies is made on behalf of the Board and we will bear the cost of soliciting proxies.  The transfer agent and registrar for our ordinary shares, Action Stock Transfer Corporation, as a part of its regular services and for no additional compensation other than reimbursement for out-of-pocket expenses, has been engaged to assist in the proxy solicitation.  Proxies may be solicited through the mail and through telephonic or telegraphic communications to, or by meetings with, shareholders or their representatives by our directors, officers and other employees who will receive no additional compensation therefor. We may also retain a proxy solicitation firm to assist us in obtaining proxies by mail, facsimile or email from record and beneficial holders of shares for the Meeting. If we retain a proxy solicitation firm, we expect to pay such firm reasonable and customary compensation for its services, including out-of-pocket expenses.

We request persons such as brokers, nominees and fiduciaries holding shares in their names for others, or holding shares for others who have the right to give voting instructions, to forward proxy material to their principals and to request authority for the execution of the proxy.  We will reimburse such persons for their reasonable expenses.

Delivery of Proxy Materials to Households

Only one copy of this Proxy Statement and one copy of our Annual Report are being delivered to multiple registered shareholders who share an address unless we have received contrary instructions from one or more of the shareholders. A separate form of proxy and a separate notice of the Meeting are being included for each account at the shared address. Registered shareholders who share an address and would like to receive a separate copy of our Annual Report and/or a separate copy of this Proxy Statement, or have questions regarding the householding process, may contact the Company’s transfer agent: Action Stock Transfer Corporation, by calling (801) 274-1088, or by forwarding a written request addressed to Action Stock Transfer Corporation, 2469 E. Fort Union Blvd, Suite 214, Salt Lake City, UT 84121. Promptly upon request, a separate copy of our Annual Report on Form 10-K and/or a separate copy of this Proxy Statement will be sent. By contacting Action Stock Transfer Corporation, registered shareholders sharing an address can also (i) notify the Company that the registered shareholders wish to receive separate annual reports to shareholders, proxy statements and/or Notices of Internet Availability of Proxy Materials, as applicable, in the future or (ii) request delivery of a single copy of annual reports to shareholders and proxy statements in the future if registered shareholders at the shared address are receiving multiple copies.

Many brokers, brokerage firms, broker/dealers, banks and other holders of record have also instituted “householding” (delivery of one copy of materials to multiple shareholders who share an address). If your family has one or more “street name” accounts under which you beneficially own our ordinary shares, you may have received householding information from your broker, brokerage firm, broker/dealer, bank or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this Proxy Statement or our Annual Report or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding.

Where You Can Find Additional Information

The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information are available on the SEC’s website at www.sec.gov. Shareholders who have questions in regard to any aspect of the matters discussed in this Proxy Statement should contact Biao Lu, our Chief Executive Officer, or Lili Jiang, our Chief Financial Officer, at the office of the Company at 800 3rd Ave, Suite 2800, New York NY 10022.

APPENDIX A

EXHIBIT A

COLOR STAR TECHNOLOGY CO., LTD.
2021 EQUITY INCENTIVE PLAN

1. Purpose. The purpose of the Color Star Technology Co., Ltd. 2021 Equity Incentive Plan is to provide a means through which the Company and its Affiliates may attract and retain key personnel and to provide a means whereby directors, officers, managers, employees, consultants and advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of Ordinary shares, thereby strengthening their commitment to the welfare of the Company and its Affiliates and aligning their interests with those of the Company’s stockholders.

2. Definitions. The following definitions shall be applicable throughout this Plan:

(a) “Affiliate” means (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest as determined by the Committee in its discretion. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

(b) “Award” means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Bonus Award and Performance Compensation Award granted under this Plan.

(c) “Board” means the Board of Directors of the Company.

(d) “Business Combination” has the meaning given such term in the definition of “Change in Control.”

(e) “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City are authorized or obligated by federal law or executive order to be closed.

(f) “Cause” means, in the case of a particular Award, unless the applicable Award agreement states otherwise, (i) the Company or an Affiliate having “cause” to terminate a Participant’s employment or service, as defined in any employment or consulting agreement or similar document or policy between the Participant and the Company or an Affiliate in effect at the time of such termination or (ii) in the absence of any such employment or consulting agreement, document or policy (or the absence of any definition of “Cause” contained therein), (A) a continuing material breach or material default (including, without limitation, any material dereliction of duty) by Participant of any agreement between the Participant and the Company, except for any such breach or default which is caused by the physical disability of the Participant (as determined by a neutral physician), or a continuing failure by the Participant to follow the direction of a duly authorized representative of the Company; (B) gross negligence, willful misfeasance or breach of fiduciary duty by the Participant; (C) the commission by the Participant of an act of fraud, embezzlement, misappropriation of the Company or its Affiliate’s assets or any felony or other crime of dishonesty in connection with the Participant’s duties; (D) conviction of the Participant of a felony or any other crime that would materially and adversely affect: (i) the business reputation of the Company or (ii) the performance of the Participant’s duties to the Company, or (E) failure by a Participant to follow the lawful directions of a superior officer or the Board. Any determination of whether Cause exists shall be made by the Committee in its sole discretion.

(g) “Change in Control” shall, in the case of a particular Award, unless the applicable Award agreement states otherwise or contains a different definition of “Change in Control,” be deemed to occur upon:

(i) An acquisition (whether directly from the Company or otherwise) of any voting securities of the Company (the “Voting Securities”) by any “Person” (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)), immediately after which such Person has ownership of more than one-half (1/2) of the combined voting power of the Company’s then outstanding Voting Securities.

(ii) The individuals who constitute the members of the Board cease, by reason of a financing, merger, combination, acquisition, takeover or other non-ordinary course transaction affecting the Company, to constitute at least forty percent (40%) of the members of the Board; or

(iii) The consummation of any of the following events:

(A) A merger, consolidation or reorganization involving the Company, where either or both of the events described in clauses (i) or (ii) above would be the result;

(B) A liquidation or dissolution of or appointment of a receiver, rehabilitator, conservator or similar person for, or the filing by a third party of an involuntary bankruptcy against, the Company; provided, however, that to the extent necessary to comply with Section 409A of the Code, the occurrence of an event described in this subsection (B) shall not permit the settlement of Restricted Stock Units granted under this Plan; or

(C) An agreement for the sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to a subsidiary of the Company).

(h) “Closing Price” means (A) during such time as the Ordinary shares are registered under Section 12 of the Exchange Act, the closing price of the Ordinary shares as reported by an established stock exchange or automated quotation system on the day for which such value is to be determined, or, if no sale of the Ordinary shares shall have been made on any such stock exchange or automated quotation system that day, on the next preceding day on which there was a sale of such Ordinary shares, or (B) during any such time as the Ordinary shares are not listed upon an established stock exchange or automated quotation system, the mean between dealer “bid” and “ask” prices of the Ordinary shares in the over-the-counter market on the day for which such value is to be determined, as reported by the Financial Industry Regulatory Authority, Inc., or (C) during any such time as the Ordinary shares cannot be valued pursuant to (A) or (B) above, the fair market value shall be as determined by the Committee considering all relevant information including, by example and not by limitation, the services of an independent appraiser.

(i) “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. References in this Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(j) “Committee” means a committee of at least two people as the Board may appoint to administer this Plan or, if no such committee has been appointed by the Board, the Board. Unless altered by an action of the Board, the Committee shall be the Compensation Committee of the Board.

(k) “Ordinary shares” means the ordinary shares, par value $0.001 per share, of the Company (and any stock or other securities into which such ordinary shares may be converted or into which they may be exchanged).

(l) “Company” means Color Star Technology Co., Ltd., a Cayman Islands exempted company, together with its successors and assigns.

(m) “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(n) “Disability” means a “permanent and total” disability incurred by a Participant while in the employ of the Company or an Affiliate. For this purpose, a permanent and total disability shall mean that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

(o) “Effective Date” means the date when the Plan is adopted by the Board.

(p) “Eligible Director” means a person who is (i) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and (ii) an “outside director” within the meaning of Section 162(m) of the Code.

(q) “Eligible Person” means any (i) individual employed by the Company or an Affiliate; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director of the Company or an Affiliate; (iii) consultant or advisor to the Company or an Affiliate, provided that if the Securities Act applies such persons must be eligible to be offered securities registrable on Form S-8 under the Securities Act; or (iv) prospective employees, directors, officers, consultants or advisors who have accepted offers of employment or consultancy from the Company or its Affiliates (and would satisfy the provisions of clauses (i) through (iii) above once he or she begins employment with or begins providing services to the Company or its Affiliates).

(r) “Exchange Act” has the meaning given such term in the definition of “Change in Control,” and any reference in this Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(s) “Exercise Price” has the meaning given such term in Section 7(b) of this Plan.

(t) “Fair Market Value”, unless otherwise provided by the Committee in accordance with all applicable laws, rules regulations and standards, means, on a given date, (i) if the Ordinary shares (A) are listed on a national securities exchange or (B) are not listed on a national securities exchange, but is quoted by the OTC Markets Group, Inc. (www.otcmarkets.com) or any successor or alternative recognized over-the-counter market or another inter-dealer quotation system, on a last sale basis, the average selling price of the Ordinary shares reported on such national securities exchange or other inter-dealer quotation system, determined as the arithmetic mean of such selling prices over the thirty (30)-Business Day period preceding the Date of Grant, weighted based on the volume of trading of such Ordinary shares on each trading day during such period; or (ii) if the Ordinary shares are not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last sale basis, the amount determined by the Committee in good faith to be the fair market value of the Ordinary shares.

(u) “Immediate Family Members” shall have the meaning set forth in Section 15(b) of this Plan.

(v) “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in this Plan.

(w) “Indemnifiable Person” shall have the meaning set forth in Section 4(e) of this Plan.

(x) “Intellectual Property Products” shall have the meaning set forth in Section 15(c) of this Plan.

(y) “Mature Shares” means Ordinary shares owned by a Participant that are not subject to any pledge or security interest and that have been either previously acquired by the Participant on the open market or meet such other requirements, if any, as the Committee may determine are necessary in order to avoid an accounting earnings charge on account of the use of such shares to pay the Exercise Price or satisfy a withholding obligation of the Participant.

(z) “Negative Discretion” shall mean the discretion authorized by this Plan to be applied by the Committee to eliminate or reduce the size of a Performance Compensation Award consistent with Section 162(m) of the Code.

(aa) “Nonqualified Stock Option” means an Option that is not designated by the Committee as an Incentive Stock Option.

(bb) “Option” means an Award granted under Section 7 of this Plan.

(cc) “Option Period” has the meaning given such term in Section 7(c) of this Plan.

(dd) “Outstanding Company Ordinary shares” has the meaning given such term in the definition of “Change in Control.”

(ee) “Outstanding Company Voting Securities” has the meaning given such term in the definition of “Change in Control.”

(ff) “Participant” means an Eligible Person who has been selected by the Committee to participate in this Plan and to receive an Award pursuant to Section 6 of this Plan.

(gg) “Performance Compensation Award” shall mean any Award designated by the Committee as a Performance Compensation Award pursuant to Section 11 of this Plan.

(hh) “Performance Criteria” shall mean the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under this Plan.

(ii) “Performance Formula” shall mean, for a Performance Period, the one or more objective formulae applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

(jj) “Performance Goals” shall mean, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

(kk) “Performance Period” shall mean the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Compensation Award.

(ll) “Permitted Transferee” shall have the meaning set forth in Section 15(b) of this Plan.

(mm) “Person” has the meaning given such term in the definition of “Change in Control.”

(nn) “Plan” means this Color Star Technology Co., Ltd. 2021 Equity Incentive Plan, as amended from time to time.

(oo) “Retirement” means the fulfillment of each of the following conditions: (i) the Participant is good standing with the Company as determined by the Committee; (ii) the voluntary termination by a Participant of such Participant’s employment or service to the Company and (B) that at the time of such voluntary termination, the sum of: (1) the Participant’s age (calculated to the nearest month, with any resulting fraction of a year being calculated as the number of months in the year divided by 12) and (2) the Participant’s years of employment or service with the Company (calculated to the nearest month, with any resulting fraction of a year being calculated as the number of months in the year divided by 12) equals at least 62 (provided that, in any case, the foregoing shall only be applicable if, at the time of Retirement, the Participant shall be at least 55 years of age and shall have been employed by or served with the Company for no less than 5 years).

(pp) “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(qq) “Restricted Stock Unit” means an unfunded and unsecured promise to deliver Ordinary shares, cash, other securities or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of this Plan.

(rr) “Restricted Stock” means Ordinary shares, subject to certain specified restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of this Plan.

(ss) “SAR Period” has the meaning given such term in Section 8(c) of this Plan.

(tt) “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in this Plan to any section of the Securities Act shall be deemed to include any rules, regulations or other official interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations or guidance.

(uu) “Stock Appreciation Right” or “SAR” means an Award granted under Section 8 of this Plan which meets all of the requirements of Section 1.409A-1(b)(5)(i)(B) of the Treasury Regulations.

(vv) “Stock Bonus Award” means an Award granted under Section 10 of this Plan.

(ww)        “Strike Price” means, except as otherwise provided by the Committee in the case of Substitute Awards, (i) in the case of a SAR granted in tandem with an Option, the Exercise Price of the related Option, or (ii) in the case of a SAR granted independent of an Option, the Fair Market Value on the Date of Grant.

(xx) “Subsidiary” means, with respect to any specified Person:

(i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Outstanding Company Voting Securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii) any partnership or limited liability company (or any comparable foreign entity) (a) the sole general partner or managing member (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (b) the only general partners or managing members (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(yy) “Substitute Award” has the meaning given such term in Section 5(e).

(zz) “Treasury Regulations” means any regulations, whether proposed, temporary or final, promulgated by the U.S. Department of Treasury under the Code, and any successor provisions.

3. Effective Date; Duration. The Plan shall be effective as of the Effective Date, but no Award shall be exercised or paid (or, in the case of a stock Award, shall be granted unless contingent on stockholder approval) unless and until this Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months after the Effective Date. The expiration date of this Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of this Plan shall continue to apply to such Awards.

4. Administration.

(a) The Committee shall administer this Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under this Plan) or necessary to obtain the exception for performance-based compensation under Section 162(m) of the Code, as applicable, it is intended that each member of the Committee shall, at the time he takes any action with respect to an Award under this Plan, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under this Plan. The acts of a majority of the members present at any meeting at which a quorum is present or acts approved in writing by a majority of the Committee shall be deemed the acts of the Committee. Whether a quorum is present shall be determined based on the Committee’s charter as approved by the Board.

(b) Subject to the provisions of this Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by this Plan and its charter, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Ordinary shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Ordinary shares, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Ordinary shares, other securities, other Awards or other property and other amounts payable with respect to an Award; (vii) interpret, administer, reconcile any inconsistency in, settle any controversy regarding, correct any defect in and/or complete any omission in this Plan and any instrument or agreement relating to, or Award granted under, this Plan; (viii) establish, amend, suspend, or waive any rules, conditions and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of this Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of this Plan.

(c) The Committee may delegate to one or more officers of the Company or any Affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election that is the responsibility of or that is allocated to the Committee herein, and that may be so delegated as a matter of law, except for grants of Awards to persons (i) subject to Section 16 of the Exchange Act or (ii) who are, or who are reasonably expected to be, “covered employees” for purposes of Section 162(m) of the Code.

(d) Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations, and other decisions under or with respect to this Plan or any Award or any documents evidencing Awards granted pursuant to this Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons or entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(e) No member of the Board, the Committee, delegate of the Committee or any employee, advisor or agent of the Company or the Board or the Committee (each such person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to this Plan or any Award hereunder. Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from (and the Company shall pay or reimburse on demand for) any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken under this Plan or any Award agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company’s Certificate of Incorporation or Bylaws. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(f) Notwithstanding anything to the contrary contained in this Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer this Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under this Plan.

5. Grant of Awards; Shares Subject to this Plan; Limitations.

(a) The Committee may, from time to time, grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonus Awards and/or Performance Compensation Awards to one or more Eligible Persons.

(b) Subject to Section 3, Section 11 and Section 12 of this Plan, the Committee is authorized to deliver under this Plan an aggregate of Eight Million Five Hundred Thousand (8,500,000) Ordinary Shares. Each Ordinary share subject to an Option or a Stock Appreciation Right will reduce the number of Ordinary shares available for issuance by one share, and each Ordinary share underlying an Award of Restricted Stock, Restricted Stock Units, Stock Bonus Awards and Performance Compensation Awards will reduce the number of Ordinary shares available for issuance by one shares.

(c) Ordinary shares underlying Awards under this Plan that are forfeited, cancelled, expire unexercised, or are settled in cash shall be available again for Awards under this Plan at the same ratio at which they were previously granted. Notwithstanding the foregoing, the following Ordinary shares shall not be available again for Awards under the Plan: (i) shares tendered or held back upon the exercise of an Option or settlement of an Award to cover the Exercise Price of an Award; (ii) shares that are used or withheld to satisfy tax obligations of the Participant; and (iii) shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the SAR upon exercise thereof.

(d) Ordinary shares delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

(e) Subject to compliance with Section 1.409A-3(f) of the Treasury Regulations, Awards may, in the sole discretion of the Committee, be granted under this Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (“Substitute Awards”). The number of Ordinary shares underlying any Substitute Awards shall be counted against the aggregate number of Ordinary shares available for Awards under this Plan.

6. Eligibility. Participation shall be limited to Eligible Persons who have entered into an Award agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in this Plan.

7. Options.

(a) Generally. Each Option granted under this Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement. All Options granted under this Plan shall be Nonqualified Stock Options unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option. Notwithstanding any designation of an Option, to the extent that the aggregate Fair Market Value of Ordinary shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company or any Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonqualified Stock Options. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Affiliates, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless this Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code, provided that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under this Plan.

(b) Exercise Price. The exercise price (“Exercise Price”) per Ordinary share for each Option shall not be less than 100% of the Fair Market Value of such share determined as of the Date of Grant; provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate, the Exercise Price per share shall not be less than 110% of the Fair Market Value per share on the Date of Grant; and, provided further, that notwithstanding any provision herein to the contrary, the Exercise Price shall not be less than the par value per Ordinary share.

(c) Vesting and Expiration. Options shall vest and become exercisable in such manner and on such date or dates determined by the Committee and as set forth in the applicable Award agreement, and shall expire after such period, not to exceed ten (10) years from the Date of Grant, as may be determined by the Committee (the “Option Period”); provided, however, that the Option Period shall not exceed five (5) years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate; and, provided, further, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any Option, which acceleration shall not affect the terms and conditions of such Option other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement:

(i) an Option shall vest and become exercisable with respect to 100% of the Ordinary shares subject to such Option on the third (3rd) anniversary of the Date of Grant;

(ii) the unvested portion of an Option shall expire upon termination of employment or service of the Participant granted the Option, and the vested portion of such Option shall remain exercisable for:

(A) one year following termination of employment or service by reason of such Participant’s death or Disability (with the determination of Disability to be made by the Committee on a case by case basis), but not later than the expiration of the Option Period;

(B) for directors, officers and employees of the Company only, for the remainder of the Option Period following termination of employment or service by reason of such Participant’s Retirement (it being understood that any Incentive Stock Option held by the Participant shall be treated as a Nonqualified Stock Option if exercise is not undertaken within 90 days of the date of Retirement);

(C) 90 calendar days following termination of employment or service for any reason other than such Participant’s death, Disability or Retirement, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the Option Period; and

(iii) both the unvested and the vested portion of an Option shall immediately expire upon the termination of the Participant’s employment or service by the Company for Cause.

(d) Method of Exercise and Form of Payment. No Ordinary shares shall be delivered pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award agreement accompanied by payment of the Exercise Price. The Exercise Price shall be payable (i) in cash, check (subject to collection), cash equivalent and/or vested Ordinary shares valued at the Closing Price at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of Ordinary shares in lieu of actual delivery of such shares to the Company); provided, however, that such Ordinary shares are not subject to any pledge or other security interest and are Mature Shares and; (ii) by such other method as the Committee may permit in accordance with applicable law, in its sole discretion, including without limitation: (A) in other property having a fair market value (as determined by the Committee in its discretion) on the date of exercise equal to the Exercise Price or (B) if there is a public market for the Ordinary shares at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered a copy of irrevocable instructions to a stockbroker to sell the Ordinary shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price or (C) by a “net exercise” method whereby the Company withholds from the delivery of the Ordinary shares for which the Option was exercised that number of Ordinary shares having a Closing Price equal to the aggregate Exercise Price for the Ordinary shares for which the Option was exercised. Any fractional Ordinary shares shall be settled in cash.

(e) Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under this Plan shall notify the Company in writing immediately after the date he makes a disqualifying disposition of any Ordinary shares acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Ordinary shares before the later of (A) two years after the Date of Grant of the Incentive Stock Option or (B) one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession of any Ordinary shares acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of the period described in the preceding sentence.

(f) Compliance With Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, if applicable, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

8. Stock Appreciation Rights.

(a) Generally. Each SAR granted under this Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement. Any Option granted under this Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b) Vesting and Expiration. A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable and shall expire in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the “SAR Period”); provided, however, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any SAR, which acceleration shall not affect the terms and conditions of such SAR other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement:

(i) a SAR shall vest and become exercisable with respect to 100% of the Ordinary shares subject to such SAR on the third anniversary of the Date of Grant;

(ii) the unvested portion of a SAR shall expire upon termination of employment or service of the Participant granted the SAR, and the vested portion of such SAR shall remain exercisable for:

(A) one year following termination of employment or service by reason of such Participant’s death or Disability (with the determination of Disability to be made by the Committee on a case by case basis), but not later than the expiration of the SAR Period;

(B) for directors, officers and employees of the Company only, for the remainder of the SAR Period following termination of employment or service by reason of such Participant’s Retirement;

(C) 90 calendar days following termination of employment or service for any reason other than such Participant’s death, Disability or Retirement, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the SAR Period; and

(iii) both the unvested and the vested portion of a SAR shall expire immediately upon the termination of the Participant’s employment or service by the Company for Cause.

(c) Method of Exercise. SARs that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded. Notwithstanding the foregoing, if on the last day of the Option Period (or in the case of a SAR independent of an option, the SAR Period), the Closing Price exceeds the Strike Price, the Participant has not exercised the SAR or the corresponding Option (if applicable), and neither the SAR nor the corresponding Option (if applicable) has expired, such SAR shall be deemed to have been exercised by the Participant on such last day and the Company shall make the appropriate payment therefor.

(d) Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that are being exercised multiplied by the excess, if any, of the Closing Price of one Ordinary share on the exercise date over the Strike Price, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. The Company shall pay such amount in cash, in Ordinary shares valued at fair market value, or any combination thereof, as determined by the Committee. Any fractional Ordinary share shall be settled in cash.

9. Restricted Stock and Restricted Stock Units.

(a) Generally. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each such grant shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement.

(b) Restricted Accounts; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, a book entry in a restricted account shall be established in the Participant’s name at the Company’s transfer agent and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than held in such restricted account pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate share power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank share power within the amount of time specified by the Committee, the Award shall be null and void ab initio. Subject to the restrictions set forth in this Section 9 and the applicable Award agreement, the Participant generally shall have the rights and privileges of a stockholder as to such Restricted Stock, including without limitation the right to vote such Restricted Stock and the right to receive dividends, if applicable. To the extent shares of Restricted Stock are forfeited, any share certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company.

(c) Vesting; Acceleration of Lapse of Restrictions. Unless otherwise provided by the Committee in an Award agreement: (i) the Restricted Period shall lapse with respect to 100% of the Restricted Stock and Restricted Stock Units on the third (3rd) anniversary of the Date of Grant; and (ii) the unvested portion of Restricted Stock and Restricted Stock Units shall terminate and be forfeited upon termination of employment or service of the Participant granted the applicable Award.

(d) Delivery of Restricted Stock and Settlement of Restricted Stock Units. (i) Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable certificate shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his beneficiary, without charge, the share certificate evidencing the shares of Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in Ordinary shares having a Closing Price equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends (except as otherwise set forth by the Committee in the applicable Award agreement).

(ii) Unless otherwise provided by the Committee in an Award agreement, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his beneficiary, without charge, one Ordinary share for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion and subject to the requirements of Section 409A of the Code, elect to (i) pay cash or part cash and part Ordinary share in lieu of delivering only Ordinary shares in respect of such Restricted Stock Units or (ii) defer the delivery of Ordinary shares (or cash or part Ordinary shares and part cash, as the case may be) beyond the expiration of the Restricted Period if such delivery would result in a violation of applicable law until such time as is no longer the case. If a cash payment is made in lieu of delivering Ordinary shares, the amount of such payment shall be equal to the Closing Price of the Ordinary shares as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld.

10. Stock Bonus Awards. The Committee may issue unrestricted Ordinary shares, or other Awards denominated in Ordinary shares, under this Plan to Eligible Persons, either alone or in tandem with other awards, in such amounts as the Committee shall from time to time in its sole discretion determine. Each Stock Bonus Award granted under this Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Stock Bonus Award so granted shall be subject to such conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement.

11. Performance Compensation Awards.

(a) Generally. The Committee shall have the authority, at the time of grant of any Award described in Sections 7 through 10 of this Plan, to designate such Award as a Performance Compensation Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Committee shall have the authority to make an award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

(b) Discretion of Committee with Respect to Performance Compensation Awards. With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period, the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply and the Performance Formula. Within the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code, if applicable), the Committee shall, with regard to the Performance Compensation Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence and record the same in writing.

(c) Performance Criteria. The Performance Criteria that will be used to establish the Performance Goal(s) shall be based on the attainment of specific levels of performance of the Company and/or one or more Affiliates, divisions or operational units, or any combination of the foregoing, as determined by the Committee. Any one or more of the Performance Criteria adopted by the Committee may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Affiliates as a whole or any business unit(s) of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph. To the extent required under Section 162(m) of the Code, the Committee shall, within the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period and thereafter promptly communicate such Performance Criteria to the Participant.

(d) Modification of Performance Goal(s). In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing Performance Criteria without obtaining stockholder approval of such alterations, the Committee shall have sole discretion to make such alterations without obtaining stockholder approval. The Committee is authorized at any time during the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code, if applicable), or at any time thereafter to the extent the exercise of such authority at such time would not cause the Performance Compensation Awards granted to any Participant for such Performance Period to fail to qualify as “performance-based compensation” under Section 162(m) of the Code, in its sole discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to stockholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; and (ix) a change in the Company’s fiscal year.

(e) Payment of Performance Compensation Awards.

(i) Condition to Receipt of Payment. Unless otherwise provided in the applicable Award agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period.

(ii) Limitation. A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) all or some of the portion of such Participant’s Performance Compensation Award has been earned for the Performance Period based on the application of the Performance Formula to such achieved Performance Goals.

(iii) Certification. Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify in writing that amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the amount of each Participant’s Performance Compensation Award actually payable for the Performance Period and, in so doing, may apply Negative Discretion.

(iv) Use of Negative Discretion. In determining the actual amount of an individual Participant’s Performance Compensation Award for a Performance Period, the Committee may reduce or eliminate the amount of the Performance Compensation Award earned under the Performance Formula in the Performance Period through the use of Negative Discretion if, in its sole judgment, such reduction or elimination is appropriate. The Committee shall not have the discretion, except as is otherwise provided in this Plan, to (A) grant or provide payment in respect of Performance Compensation Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained; or (B) increase a Performance Compensation Award above the applicable limitations set forth in Section 5 of this Plan.

(f) Timing of Award Payments. Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Section 11, but in no event later than two-and-one-half months following the end of the fiscal year during which the Performance Period is completed in order to comply with the short-term deferral rules under Section 1.409A-1(b)(4) of the Treasury Regulations. Notwithstanding the foregoing, payment of a Performance Compensation Award may be delayed, as permitted by Section 1.409A-2(b)(7)(i) of the Treasury Regulations, to the extent that the Company reasonably anticipates that if such payment were made as scheduled, the Company’s tax deduction with respect to such payment would not be permitted due to the application of Section 162(m) of the Code.

12. Changes in Capital Structure and Similar Events. In the event of (a) any dividend or other distribution (whether in the form of cash, Ordinary shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of Ordinary shares or other securities of the Company, issuance of warrants or other rights to acquire Ordinary shares or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the Ordinary shares, or (b) unusual or nonrecurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments that are equitable, including without limitation any or all of the following:

(i) adjusting any or all of (A) the number of Ordinary shares or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under this Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of this Plan) and (B) the terms of any outstanding Award, including, without limitation, (1) the number of Ordinary shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the Exercise Price or Strike Price with respect to any Award or (3) any applicable performance measures (including, without limitation, Performance Criteria and Performance Goals);

(ii) providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event; and

(iii) subject to the requirements of Section 409A of the Code, canceling any one or more outstanding Awards and causing to be paid to the holders thereof, in cash, Ordinary shares, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which if applicable may be based upon the price per Ordinary share received or to be received by other stockholders of the Company in such event), including without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the fair market value (as of a date specified by the Committee) of the Ordinary shares subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR, respectively (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the fair market value of a Ordinary share subject thereto may be canceled and terminated without any payment or consideration therefor);

provided, however, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) or ASC Topic 718, or any successor thereto), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment in Incentive Stock Options under this Section 12 (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 12 shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

13. Effect of Change in Control. Except to the extent otherwise provided in an Award agreement or as determined by the Committee in its sole discretion, in the event of a Change in Control, notwithstanding any provision of this Plan to the contrary, with respect to all or any portion of a particular outstanding Award or Awards:

(a) all of the then outstanding Options and SARs may immediately vest and may become immediately exercisable as of a time prior to the Change in Control;

(b) the Restricted Period may expire as of a time prior to the Change in Control (including without limitation a waiver of any applicable Performance Goals);

(c) Performance Periods in effect on the date the Change in Control occurs may end on such date, and the Committee (i) shall determine the extent to which Performance Goals with respect to each such Performance Period have been met based upon such audited or unaudited financial information or other information then available as it deems relevant and (ii) may cause the Participant to receive partial or full payment of Awards for each such Performance Period based upon the Committee’s determination of the degree of attainment of the Performance Goals, or assuming that the applicable “target” levels of performance have been attained or on such other basis determined by the Committee.

To the extent practicable, any actions taken by the Committee under the immediately preceding clauses (a) through (c) shall occur in a manner and at a time which allows affected Participants the ability to participate in the Change in Control transactions with respect to the Ordinary shares subject to their Awards. In the event no action is taken by the Committee to allow for the changes set forth in immediately preceding clauses (a) through (c), then no changes to the Award shall be effected.

14. Amendments and Termination.

(a) Amendment and Termination of this Plan. The Board may amend, alter, suspend, discontinue, or terminate this Plan or any portion thereof at any time; provided, that (i) no amendment to the definition of Eligible Employee in Section 2, Section 5(i), Section 11(c) or Section 14(b) (to the extent required by the proviso in such Section 14(b)) shall be made without stockholder approval and (ii) no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to this Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Ordinary shares may be listed or quoted or to prevent the Company from being denied a tax deduction under Section 162(m) of the Code); and, provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the prior written consent of the affected Participant, holder or beneficiary.

(b) Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of any applicable Award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award agreement, prospectively or retroactively; provided, however that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; and, provided, further, that without stockholder approval, except as otherwise permitted under Section 12 of this Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR, (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR, another Award or cash or take any action that would have the effect of treating such Award as a new Award for tax or accounting purposes and (iii) the Committee may not take any other action that is considered a “repricing” for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the Ordinary shares are listed or quoted.

15. General.

(a) Award Agreements. Each Award under this Plan shall be evidenced by an Award agreement, which shall be delivered to the Participant (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)) and shall specify the terms and conditions of the Award and any rules applicable thereto, including without limitation, the effect on such Award of the death, Disability or termination of employment or service of a Participant, or of such other events as may be determined by the Committee. The Company’s failure to specify any term of any Award in any particular Award agreement shall not invalidate such term, provided such terms was duly adopted by the Board or the Committee.

(b) Nontransferability; Trading Restrictions.

(i) Each Award shall be exercisable only by a Participant during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, with or without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award agreement to preserve the purposes of this Plan, to: (A) any person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; or (C) a partnership or limited liability company whose only partners or stockholders are the Participant and his or her Immediate Family Members; or (D) any other transferee as may be approved either (I) by the Board or the Committee in its sole discretion, or (II) as provided in the applicable Award agreement (each transferee described in clauses (A), (B) (C) and (D) above is hereinafter referred to as a “Permitted Transferee”); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of this Plan.

(iii) The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee and any reference in this Plan, or in any applicable Award agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the Ordinary shares to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under this Plan or otherwise; and (D) the consequences of the termination of the Participant’s employment by, or services to, the Company or an Affiliate under the terms of this Plan and the applicable Award agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in this Plan and the applicable Award agreement.

(iv) The Committee shall have the right, either on an Award-by-Award basis or as a matter of policy for all Awards or one or more classes of Awards, to condition the delivery of vested Ordinary shares received in connection with such Award on the Participant’s agreement to such restrictions as the Committee may determine.

(c) Tax Withholding.

(i) A Participant shall be required to pay to the Company or any Affiliate, or the Company or any Affiliate shall have the right and is hereby authorized to withhold, from any cash, Ordinary shares, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, Ordinary shares, other securities or other property) of any required withholding taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under this Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such withholding and taxes.

(ii) Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, permit a Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) the delivery of Ordinary shares (which are not subject to any pledge or other security interest and are Mature Shares) owned by the Participant having a fair market value equal to such withholding liability or (B) having the Company withhold from the number of Ordinary shares otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a fair market value equal to such withholding liability (but no more than the minimum required statutory withholding liability).

(d) No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under this Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither this Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under this Plan, unless otherwise expressly provided in this Plan or any Award agreement. By accepting an Award under this Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under this Plan or any Award agreement, notwithstanding any provision to the contrary in any written employment contract or other agreement between the Company and its Affiliates and the Participant, whether any such agreement is executed before, on or after the Date of Grant.

(e) International Participants. With respect to Participants who reside or work outside of the United States of America and who are not (and who are not expected to be) “covered employees” within the meaning of Section 162(m) of the Code, the Committee may in its sole discretion amend the terms of this Plan or outstanding Awards (or establish a sub-plan) with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.

(f) Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under this Plan upon his or her death. A Participant may, from time to time, revoke or change his or her beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation filed with the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate. Upon the occurrence of a Participant’s divorce (as evidenced by a final order or decree of divorce), any spousal designation previously given by such Participant shall automatically terminate.

(g) Termination of Employment/Service. Unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence nor a transfer from employment or service with the Company to employment or service with an Affiliate (or vice-versa) shall be considered a termination of employment or service with the Company or an Affiliate; and (ii) if a Participant’s employment with the Company and its Affiliates terminates, but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity (or vice-versa), such change in status shall not be considered a termination of employment with the Company or an Affiliate.

(h) No Rights as a Stockholder. Except as otherwise specifically provided in this Plan or any Award agreement, no person shall be entitled to the privileges of ownership in respect of Ordinary shares that are subject to Awards hereunder until such shares have been issued or delivered to that person.

(i) Government and Other Regulations.

(i) The obligation of the Company to settle Awards in Ordinary shares or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Ordinary shares pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the Ordinary shares to be offered or sold under this Plan. The Committee shall have the authority to provide that all certificates for Ordinary shares or other securities of the Company or any Affiliate delivered under this Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under this Plan, the applicable Award agreement, the federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system upon which such shares or other securities are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, and, without limiting the generality of Section 9 of this Plan, the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Notwithstanding any provision in this Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under this Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of Ordinary shares from the public markets, the Company’s issuance of Ordinary shares to the Participant, the Participant’s acquisition of Ordinary shares from the Company and/or the Participant’s sale of Ordinary shares to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, unless doing so would violate Section 409A of the Code, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate fair market value of the Ordinary shares subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable), over (B) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of delivery of Ordinary shares (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof. The Committee shall have the discretion to consider and take action to mitigate the tax consequence to the Participant in cancelling an Award in accordance with this clause.

(j) Payments to Persons Other Than Participants. If the Committee shall find that any person to whom any amount is payable under this Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k) Nonexclusivity of this Plan. Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or other equity-based awards otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

(l) No Trust or Fund Created. Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of this Plan or any Award shall require the Company, for the purpose of satisfying any obligations under this Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under this Plan other than as general unsecured creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

(m) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates and/or any other information furnished in connection with this Plan by any agent of the Company or the Committee or the Board, other than himself.

(n) Relationship to Other Benefits. No payment under this Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(o) Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the Cayman Islands, without giving effect to the conflict of laws provisions.

(p) Severability. If any provision of this Plan or any Award or Award agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify this Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws in the manner that most closely reflects the original intent of the Award or the Plan, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of this Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of this Plan and any such Award shall remain in full force and effect.

(q) Obligations Binding on Successors. The obligations of the Company under this Plan shall be binding upon any successor corporation or organization resulting from the merger, amalgamation, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(r) Code Section 162(m) Approval. If so determined by the Committee, the provisions of this Plan regarding Performance Compensation Awards shall be disclosed and reapproved by stockholders no later than the first stockholder meeting that occurs in the fifth year following the year in which stockholders previously approved such provisions, in each case in order for certain Awards granted after such time to be exempt from the deduction limitations of Section 162(m) of the Code. Nothing in this clause, however, shall affect the validity of Awards granted after such time if such stockholder approval has not been obtained.

(s) Expenses; Gender; Titles and Headings. The expenses of administering this Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in this Plan are for convenience of reference only, and in the event of any conflict, the text of this Plan, rather than such titles or headings shall control.

(t) Other Agreements. Notwithstanding the above, the Committee may require, as a condition to the grant of and/or the receipt of Ordinary shares under an Award, that the Participant execute lock-up, stockholder or other agreements, as it may determine in its sole and absolute discretion.

(u) Section 409A. The Plan and all Awards granted hereunder are intended to comply with, or otherwise be exempt from, the requirements of Section 409A of the Code. The Plan and all Awards granted under this Plan shall be administered, interpreted, and construed in a manner consistent with Section 409A of the Code to the extent necessary to avoid the imposition of additional taxes under Section 409A(a)(1)(B) of the Code. Notwithstanding anything in this Plan to the contrary, in no event shall the Committee exercise its discretion to accelerate the payment or settlement of an Award where such payment or settlement constitutes deferred compensation within the meaning of Section 409A of the Code unless, and solely to the extent that, such accelerated payment or settlement is permissible under Section 1.409A-3(j)(4) of the Treasury Regulations. If a Participant is a “specified employee” (within the meaning of Section 1.409A-1(i) of the Treasury Regulations) at any time during the twelve (12)-month period ending on the date of his termination of employment, and any Award hereunder subject to the requirements of Section 409A of the Code is to be satisfied on account of the Participant’s termination of employment, satisfaction of such Award shall be suspended until the date that is six (6) months after the date of such termination of employment.

(v) Payments. Participants shall be required to pay, to the extent required by applicable law, any amounts required to receive Ordinary shares under any Award made under this Plan.